As filed with the U.S. Securities and Exchange Commission on April 2, 2024

1933 Act File No. 333-276389

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ ]

Pre-Effective Amendment No.	[ ]

Post-Effective Amendment No. 2	[X]

LORD ABBETT INVESTMENT TRUST

(Exact Name of Registrant as Specified in Charter)

(888) 522-2388

(Area Code and Telephone Number)

90 Hudson Street

Jersey City, New Jersey 07302-3973

(Address of Principal Executive offices

Number, Street, City,

State, Zip Code)

Randolph A. Stuzin,

Vice President and Assistant Secretary

Member, Chief Legal Officer of Lord, Abbett & Co. LLC

90 Hudson Street

Jersey City, New Jersey 07302-3973

(Address of Principal Executive Offices

Number, Street, City,

State, Zip Code)

Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 shall become effective immediately upon filing with the Securities and Exchange Commission.

Title of Securities Being Registered: Shares of beneficial interest.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Registration Statement on Form N-14 filed on February 12, 2024 (SEC Accession No. 0000930413-24-000562). This Post-Effective Amendment No. 2 is being filed for the purpose of adding the final tax opinion for Lord Abbett Income Fund and Lord Abbett Corporate Bond Fund as an exhibit to Part C of the Registration Statement.

PART C

OTHER INFORMATION

Item 15. Indemnification

The Registrant is a Delaware statutory trust established under Chapter 38 of Title 12 of the Delaware Code. The Registrant’s Declaration and Agreement of Trust at Section 4.3 relating to indemnification of trustees, officers, etc. states the following:

The Trust shall indemnify each of its Trustees, officers, employees and agents (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees reasonably incurred by him or her in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or legislative body in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while acting as Trustee or as an officer, employee or agent of the Trust or the Trustees, as the case may be, or thereafter, by reason of his or her being or having been such a Trustee, officer, employee or agent, except with respect to any matter as to which he or she shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or any Series thereof. Notwithstanding anything herein to the contrary, if any matter which is the subject of indemnification hereunder relates only to one Series (or to more than one but not all of the Series of the Trust), then the indemnity shall be paid only out of the assets of the affected Series. No individual shall be indemnified hereunder against any liability to the Trust or any Series thereof or the Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition, no such indemnity shall be provided with respect to any matter disposed of by settlement or a compromise payment by such Trustee, officer, employee or agent, pursuant to a consent decree or otherwise, either for said payment or for any other expenses unless there has been a determination that such compromise is in the best interests of the Trust or, if appropriate, of any affected Series thereof and that such Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Trust or, if appropriate, of any affected Series thereof, and did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. All determinations that the applicable standards of conduct have been met for indemnification hereunder shall be made by (a) a majority vote of a quorum consisting of disinterested Trustees who are not parties to the proceeding relating to indemnification, or (b) if such a quorum is not obtainable or, even if obtainable, if a majority vote of such quorum so directs, by independent legal counsel in a written opinion, or (c) a vote of Shareholders (excluding Shares owned of record or beneficially by such individual). In addition, unless a matter is disposed of with a court determination (i) on the merits that such Trustee, officer, employee or agent was not liable or (ii) that such Person was not guilty of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office, no indemnification shall be provided hereunder unless there has been a determination by independent legal counsel in a written opinion that such Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Trustees may make advance payments out of the assets of the Trust or, if appropriate, of the affected Series in connection with the expense of defending any action with respect to which indemnification might be sought under this Section 4.3. The indemnified Trustee, officer, employee or agent shall give a written undertaking to reimburse the Trust or the Series in the event it is subsequently determined that he or she is not entitled to such indemnification and (a) the indemnified Trustee, officer, employee or agent shall provide security for his or her undertaking, (b) the Trust shall be insured against losses arising by reason of lawful advances, or (c) a majority of a quorum of disinterested Trustees or an independent legal counsel in a written opinion shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification. The rights accruing to any Trustee, officer, employee or agent under these provisions shall not exclude any other right to which he or she may be lawfully entitled and shall inure to the benefit of his or her heirs, executors, administrators or other legal representatives.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a trustee, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such trustee, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In addition, the Registrant maintains a trustees’ and officers’ errors and omissions liability insurance policy protecting trustees and officers against liability for breach of duty, negligent act, error or omission committed in their capacity as trustees or officers. The policy contains certain exclusions, among which is exclusion from coverage for active or deliberate dishonest or fraudulent acts and exclusion for fines or penalties imposed by law or other matters deemed uninsurable.

Item 16. Exhibits

(1)	Articles of Incorporation.

i.	Declaration and Agreement of Trust, as amended. Amendments to Declaration and Agreement of Trust incorporated by reference to Post-Effective Amendment Nos. 14, 28, 32, 35, 36, and 37 to the Registrant’s Registration Statement on Form N-1A filed on April 14, 1998, August 1, 2000, March 29, 2002, June 26, 2003, March 31, 2004, and August 19, 2004, respectively.

ii.	Amendment to Declaration and Agreement of Trust dated November 16, 1994. Incorporated by reference to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2006.

iii.	Amendment to Declaration and Agreement of Trust dated December 14, 1995. Incorporated by to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2006.

iv.	Amendment to Declaration and Agreement of Trust dated June 19, 1996. Incorporated by reference to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2006.

v.	Amendment to Declaration and Agreement of Trust dated October 21, 1998. Incorporated by reference to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2006.

vi.	Amendment to Declaration and Agreement of Trust dated January 20, 1999. Incorporated by reference to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2006.

vii.	Amendment to Declaration and Agreement of Trust dated May 19, 1999. Incorporated by reference to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2006.

viii.	Amendment to Declaration and Agreement of Trust dated April 12, 2001. Incorporated by reference to Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A filed on March 31, 2005.

ix.	Amendment to Declaration and Agreement of Trust dated April 20, 2004. Incorporated by reference to Post-Effective Amendment No. 48 to the Registrant’s Registration Statement on Form N-1A filed on December 20, 2006.

x.	Amendment to Declaration and Agreement of Trust effective July 1, 2005. Incorporated by reference to Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A filed on June 29, 2005.

xi.	Amendment to Declaration and Agreement of Trust effective June 22, 2006. Incorporated by reference to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A filed on June 29, 2006.

xii.	Amendment to Declaration and Agreement of Trust effective September 14, 2007. Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A filed on September 13, 2007.

xiii.	Amendment to Declaration and Agreement of Trust effective August 10, 2007. Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A filed on September 13, 2007.

xiv.	Amendment to Declaration and Agreement of Trust effective September 28, 2007. Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A filed on September 13, 2007.

xv.	Amendment to Declaration and Agreement of Trust effective September 14, 2007. Incorporated by reference to Post-Effective Amendment No. 51 to the Registrant’s Registration Statement on Form N-1A filed on September 13, 2007.

xvi.	Amendment to Declaration and Agreement of Trust dated September 11, 2007. Incorporated by reference to Post-Effective Amendment No. 52 to the Registrant’s Registration Statement on Form N-1A filed on September 27, 2007.

xvii.	Amendment to Declaration and Agreement of Trust effective December 14, 2007. Incorporated by reference to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A filed on December 14, 2007.

xviii.	Amendment to the Declaration and Agreement of Trust dated December 15, 2010. Incorporated by reference to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A filed on February 4, 2011.

xix.	Amendment to Declaration and Agreement of Trust dated January 27, 2011. Incorporated by reference to Post-Effective Amendment No. 58 to the Registrant’s Registration Statement on Form N-1A filed on February 4, 2011.

xx.	Amendment to Declaration and Agreement of Trust dated October 24, 2013. Incorporated by reference to Post-Effective Amendment No. 71 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2014.

xxi.	Amendment to Declaration and Agreement of Trust dated November 6, 2014. Incorporated by reference to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015.

xxii.	Amendment to Declaration and Agreement of Trust dated September 17, 2015. Incorporated by reference to Post-Effective Amendment No. 75 to the Registrant’s Registration Statement on Form N-1A filed on September 17, 2015.

xxiii.	Amendment to Declaration and Agreement of Trust dated July 28, 2016. Incorporated by reference to Post-Effective Amendment No. 80 to the Registrant’s Registration Statement on Form N-1A filed on July 28, 2016.

xxiv.	Amendment to Declaration and Agreement of Trust dated November 3, 2016. Incorporated by reference to Post-Effective Amendment No. 83 to the Registrant’s Registration Statement on Form N-1A filed on January 13, 2017.

xxv.	Amendment to Declaration and Agreement of Trust dated December 15, 2016. Incorporated by reference to Post-Effective Amendment No. 83 to the Registrant’s Registration Statement on Form N-1A filed on January 13, 2017.

xxvi.	Amendment to Declaration and Agreement of Trust dated December 15, 2016. Incorporated by reference to Post-Effective Amendment No. 83 to the Registrant’s Registration Statement on Form N-1A filed on January 13, 2017.

xxvii.	Amendment to Declaration and Agreement of Trust dated February 16, 2017. Incorporated by reference to Post-Effective Amendment No. 84 to the Registrant’s Registration Statement on Form N-1A filed on February 23, 2017.

xxviii.	Amendment to Declaration and Agreement of Trust dated October 26, 2017. Incorporated by reference to Post-Effective Amendment No. 92 to the Registrant’s Registration Statement on Form N-1A filed on March 28, 2018.

xxix.	Amendment to Declaration and Agreement of Trust dated September 20, 2018. Incorporated by reference to Post-Effective Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2019.

xxx.	Amendment to Declaration and Agreement of Trust dated May 23, 2019. Incorporated by reference to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on July 2, 2019*.

xxxi.	Amendment to Declaration and Agreement of Trust dated April 3, 2019. Incorporated by reference to Post-Effective Amendment No. 98 to the Registrant’s Registration Statement on Form N-1A filed on July 22, 2019.

(2)	By-Laws. Amended and Restated By-Laws dated January 24, 2023. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed March 29, 2023.

(3)	Voting Trust Agreement. Not applicable.

(4)	Reorganization Agreement. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed February 12, 2024.

(5)	Instruments Defining Rights of Security Holders. Not applicable.

(6)	Investment Advisory Contracts.

i.	Management Agreement dated October 20, 1993. Incorporated by reference to Post-Effective Amendment No. 32 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2002.

ii.	Addendum to Management Agreement dated October 20, 1993. Incorporated by reference to Post-Effective Amendment No. 32 o the Registrant’s Registration Statement on Form N-1A filed on March 29, 2002.

iii.	Addendum to Management Agreement dated November 16, 1994. Incorporated by reference o the Registrant’s Registration Statement on Post-Effective Amendment No. 32 to Form N-1A filed on March 29, 2002.

iv.	Addendum to Management Agreement dated July 8, 1996. Incorporated by reference o the Registrant’s Registration Statement on Post-Effective Amendment No. 32 to Form N-1A filed on March 29, 2002.

v.	Addendum to Management Agreement dated December 12, 1997. Incorporated by reference to the Registrant’s Registration Statement on Post-Effective Amendment No. 32 to Form N-1A filed on March 29, 2002.

vi.	Addendum to Management Agreement dated March 16, 1998. Incorporated by reference o the Registrant’s Registration Statement on Post-Effective Amendment No. 32 to Form N-1A filed on March 29, 2002.

vii.	Addendum to Management Agreement dated October 21, 1998. Incorporated by reference to the Registrant’s Registration Statement on Post-Effective Amendment No. 32 to Form N-1A, filed on March 29, 2002.

viii.	Addendum to Management Agreement dated June 30, 2003. Incorporated by reference to Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A filed on March 31, 2004.

ix.	Addendum to Management Agreement dated March 11, 2004 (Lord Abbett Balanced Series). Incorporated by reference to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A filed on August 19, 2004.

x.	Addendum to Management Agreement dated December 1, 2004. Incorporated by reference to Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A filed on March 30, 2006.

xi.	Addendum to Management Agreement dated June 29, 2005. Incorporated by reference to Post-Effective Amendment No. 42 to the Registrant’s Registration Statement on Form N-1A filed on June 29, 2005.

xii.	Addendum to Management Agreement dated December 1, 2005. Incorporated by reference to Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A filed on March 30, 2006.

xiii.	Addendum to Management Agreement dated June 29, 2006 (Lord Abbett Diversified Equity Strategy Fund). Incorporated by reference to Post-Effective Amendment No. 46 to the Registrant’s Registration Statement on Form N-1A filed on June 29, 2006.

xiv.	Addendum to Management Agreement dated December 14, 2007 (Lord Abbett Floating Rate Fund). Incorporated by reference to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A filed on December 14, 2007.

xv.	Addendum to Management Agreement dated December 14, 2007 (Lord Abbett Short Duration Income Fund). Incorporated by reference to Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A filed on December 14, 2007.

xvi.	Addendum to Management Agreement dated April 20, 2011 (Lord Abbett Inflation Focused Fund). Incorporated by reference to Post-Effective Amendment No. 60 to the Registrant’s Registration Statement on Form N-1A filed on April 19, 2011.

xvii.	Addendum to Management Agreement dated April 1, 2013 (Lord Abbett Convertible Fund). Incorporated by reference to Post-Effective Amendment No. 69 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2013.

xviii.	Addendum to Management Agreement dated April 1, 2015 (Lord Abbett Income Fund). Incorporated by reference to Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A filed on March 27, 2015.

xix.	Addendum to Management Agreement dated December 1, 2015 (Lord Abbett Core Plus Bond Fund). Incorporated by reference to Post-Effective Amendment No. 76 to the Registrant’s Registration Statement on Form N-1A filed on November 25, 2015.

xx.	Addendum to Management Agreement dated April 1, 2016 (Lord Abbett Income Fund). Incorporated by reference to Post-Effective Amendment No. 78 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2016.

xxi.	Addendum to Management Agreement dated October 11, 2016 (Lord Abbett Ultra Short Bond Fund). Incorporated by reference to Post-Effective Amendment No. 81 to the Registrant’s Registration Statement on Form N-1A filed on October 7, 2016.

xxii.	Addendum to Management Agreement dated March 31, 2017 (Lord Abbett Corporate Bond Fund). Incorporated by reference to Post-Effective Amendment No. 85 to the Registrant’s Registration Statement on Form N-1A filed on March 28, 2017.

xxiii.	Addendum to Management Agreement dated March 31, 2017 (Lord Abbett Short Duration Core Bond Fund). Incorporated by reference to Post-Effective Amendment No. 85 to the Registrant’s Registration Statement on Form N-1A filed on March 28, 2017.

xxiv.	Addendum to Management Agreement dated April 1, 2018 (Lord Abbett Core Fixed Income Fund, Lord Abbett Core Plus Bond Fund, Lord Abbett Income Fund, Lord Abbett Inflation Focused Fund, Lord Abbett Total Return Fund). Incorporated by reference to Post-Effective Amendment No. 92 to the Registrant’s Registration Statement on Form N-1A filed on March 28, 2018.

xxv.	Addendum to Management Agreement dated January 30, 2020 (Lord Abbett Ultra Short Bond Fund). Incorporated by reference to Post-Effective Amendment No. 98 to the Registrant’s Registration Statement on Form N-1A filed on March 25, 2020.

xxvi.	Funds of Funds Investment Agreement dated September 28, 2022. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2023.

xxvii.	Expense Limitation Agreement dated January 25, 2023 (Lord Abbett Core Fixed Income Fund, Lord Abbett Core Plus Bond Fund, Lord Abbett Corporate Bond Fund, Lord Abbett Short Duration Core Bond Fund, and Lord Abbett Total Return Fund). Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2023.

(7)	Underwriting Contracts. Distribution Agreement. Incorporated by reference to Exhibit 99.23e to Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A filed on March 29, 2002.

(8)	Bonus or Profit Sharing Contracts. None.

(9)	Custodian Agreements.

i.	Custodian Agreement dated as of November 1, 2001 (including updated Exhibit A dated as October 11, 2016). Incorporated by reference to Post-Effective Amendment No. 81 to the Registrant’s Registration Statement on Form N-1A filed on October 7, 2016.

ii.	Amendment to Custodian Agreement dated June 21, 2017. Incorporated by reference to Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A filed on January 12, 2018.

iii.	Letter Amendment dated December 5, 2018 to Custodian Agreement dated November 2001 (including updated Exhibit A dated December 5, 2018). Incorporated by reference to Lord Abbett Credit Opportunities Fund’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2A filed on December 26, 2018.

iv.	Letter Amendment dated April 2, 2020 to Custodian Agreement dated November 2001(including updated Exhibit A dated April 2, 2020). Incorporated by reference to Pre-Effective Amendment No. 1 to Lord Abbett Floating Rate High Income Fund’s Registration Statement on Form N-2 filed on June 1, 2020.

v.	Letter Amendment dated June 22, 2021 to Custodian Agreement dated November 2001 (including updated Exhibit A dated April 6, 2021). Incorporated by reference to Lord Abbett Special Situations Income Fund’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2A filed on June 30, 2021.

vi.	Letter Amendment dated January 24, 2023 to Custodian Agreement dated November 2001 (including updated Exhibit A dated January 24, 2023). Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 57 to its Registration Statement on Form N-1A filed on April 28, 2023.

(10)	Rule 12b-1 Plan and 18f-3 Plan.

i.	Rule 12b-1 Plan. Amended and Restated Joint Rule 12b-1 Distribution Plan and Agreement for Lord Abbett Family of Funds dated July 1, 2019 with Schedule A and Schedule B dated as of July 1, 2019. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 108 to its Registrant’s Registration Statement on Form N-1A filed on June 11, 2019.

ii.	Schedule A dated January 24, 2023 to the Amended and Restated Joint Rule 12b-1 Distribution Plan and Agreement for Lord Abbett Family of Funds dated July 1, 2019. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 57 to its Registration Statement on Form N-1A filed on April 28, 2023.

iii.	Amended and Restated Rule 18f-3 Plan as of September 28, 2021 pursuant to Rule 18f-3(d) under the Investment Company Act of 1940 with updated Schedule A dated as of September 28, 2021. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 52 to its Registration Statement on Form N-1A filed on October 29, 2021.

iv.	Schedule A dated January 24, 2023 to the Amended and Restated Rule 18f-3 Plan as of September 28, 2021. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 57 to its Registration Statement on Form N-1A filed on April 28, 2023.

(11)	Share Opinion. Opinion of Richards, Layton & Finger, P.A. Incorporated by reference to Lord Abbett Investment Trust’s Registration Statement on Form N-14 filed on January 5, 2024.

(12)	Tax Opinion. Opinion of Ropes & Gray LLP. Filed herein.

(13)	Other Material Contracts.

i.	Transfer Agency and Shareholder Services Agreement dated as of March 29, 2022, including Schedule B dated as of March 29, 2022. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2023.

ii.	Amended Schedule B dated April 26, 2023 to the Transfer Agency and Shareholder Services Agreement dated March 29, 2022. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 57 to its Registration Statement on Form N-1A filed on April 28, 2023.

iii.	Amended and Restated Administrative Services Agreement as of May 1, 2016. Incorporated by reference to Post-Effective Amendment No. 80 to the Registrant’s Registration Statement on Form N-1A filed on July 28, 2016.

iv.	Amendment #1 to the Amended and Restated Administrative Services Agreement dated October 11, 2016. Incorporated by reference to Post-Effective Amendment No. 81 to the Registrant’s Registration Statement on Form N-1A filed on October 7, 2016.

v.	Amendment #2 to the Amended and Restated Administrative Services Agreement dated November 30, 2016. Incorporated by reference to Post-Effective Amendment No. 83 to the Registrant’s Registration Statement on Form N-1A filed on January 13, 2017.

vi.	Amendment #3 to the Amended and Restated Administrative Services Agreement dated March 31, 2017. Incorporated by reference to Post-Effective Amendment No. 85 to the Registrant’s Registration Statement on Form N-1A filed on March 28, 2017.

vii.	Amendment #4 to the Amended and Restated Administrative Services Agreement dated August 1, 2018. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 90 to its Registration Statement on Form N-1A filed on July 31, 2018.

viii.	Amendment #5 to the Amended and Restated Administrative Services Agreement dated March 31, 2017. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 94 to its Registration Statement on Form N-1A filed on January 29, 2019.

ix.	Amendment #6 to the Amended and Restated Administrative Services Agreement dated March 31, 2017. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 94 to its Registration Statement on Form N-1A filed on January 29, 2019.

x.	Amendment #7 to the Amended and Restated Administrative Services Agreement dated July 24, 2019. Incorporated by reference to Lord Abbett Securities Trust’s Post-Effective Amendment No. 124 to its Registrant’s Registration Statement on Form N-1A filed on October 25, 2019.

xi.	Amendment #8 to the Amended and Restated Administrative Services Agreement dated April 2, 2020. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 41 to its Registrant’s Registration Statement on Form N-1A filed on April 29, 2020.

xii.	Amendment #9 to the Amended and Restated Administrative Services Agreement dated April 2, 2020. Incorporated by reference to Lord Abbett Floating Rate High Income Fund’s Pre-Effective Amendment No. 1 to its Registrant’s Registration Statement on Form N-2A filed on June 1, 2020.

xiii.	Amendment #10 to the Amended and Restated Administrative Services Agreement dated July 24, 2019. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 47 to its Registrant’s Registration Statement on Form N-1A filed on December 14, 2020.

xiv.	Amendment #11 dated April 6, 2021 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 49 to its Registration Statement on Form N-1A filed on June 21, 2021.

xv.	Amendment #12 dated April 6, 2021 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Special Situations Income Fund’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2A filed on June 30, 2021.

xvi.	Amendment #13 dated July 29, 2021 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Trust I’s Post-Effective Amendment No. 52 to its Registration Statement on Form N-1A filed on October 29, 2021.

xvii.	Amendment #14 dated September 28, 2021 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to Lord Abbett Municipal Income Fund’s Post-Effective Amendment No. 89 to the Registrant’s Registration Statement on Form N-1A filed on December 29, 2021.

xviii.	Amendment #15 dated January 24, 2023 to the Amended and Restated Administrative Services Agreement dated May 1, 2016. Incorporated by reference to the Lord Abbett Trust I’s Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A filed on April 28, 2023.

(14)	Consent of Registrant’s independent registered public accounting firm. Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed February 12, 2024.

(15)	Not Applicable.

(16)	Power of Attorney. Incorporated by reference to Lord Abbett Investment Trust’s Registration Statement on Form N-14 filed on January 5, 2024.

(17)	Additional Exhibits.

i.	The Income Fund Prospectus dated April 1, 2023. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2023.

ii.	The Corporate Bond Fund Prospectus dated April 1, 2023. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2023.

iii.	The Income Fund Statement of Additional Information dated April 1, 2023. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2023.

iv.	The Corporate Bond Fund Statement of Additional Information dated April 1, 2023. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s Registration Statement on Form N-1A filed on March 29, 2023.

v.	The Annual Report of the Lord Abbett Investment Trust, Inc. pertaining to Lord Abbett Corporate Bond Fund and Lord Abbett Income Fund for the fiscal year ended November 30, 2023. Incorporated by reference to the Report on Form N-CSR filed on January 31, 2024.

Item 17. Undertakings.

(1)	The undersigned Registrant agrees that before any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The undersigned Registrant agrees to file by Post-Effective Amendment the opinion and consent of counsel regarding the tax consequences of the proposed reorganization required by Item 16(12) of Form N-14 upon the closing of the Reorganization.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this post-effective amendment to its Registration Statement on Form N-14 pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this post-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Jersey City, and State of New Jersey on the 2nd day of April, 2024.

LORD ABBETT INVESTMENT TRUST

BY:	/s/ Randolph A. Stuzin
Randolph A. Stuzin
Vice President and Assistant Secretary

BY:	/s/ Michael J. Hebert
Michael J. Hebert
Principal Accounting Officer, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

Evelyn E. Guernsey*	Chair and Trustee	April 2, 2024
Evelyn E. Guernsey

Douglas B. Sieg*	President, CEO, and Trustee	April 2, 2024
Douglas B. Sieg

Kathleen M. Lutito*	Trustee	April 2, 2024
Kathleen M. Lutito

James M. McTaggart*	Trustee	April 2, 2024
James M. McTaggart

Charles O. Prince*	Trustee	April 2, 2024
Charles O. Prince

Karla M. Rabusch*	Trustee	April 2, 2024
Karla M. Rabusch

Lorin Patrick Taylor Radtke*	Trustee	April 2, 2024
Lorin Patrick Taylor Radtke

Leah Song Richardson*	Trustee	April 2, 2024
Leah Song Richardson

Mark A. Schmid*	Trustee	April 2, 2024
Mark A. Schmid

James L.L. Tullis*	Trustee	April 2, 2024
James L.L. Tullis

*By:	/s/ Victoria Zozulya Victoria Zozulya Attorney-in-Fact*

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

12	Tax opinion regarding reorganization of Lord Abbett Corporate Bond Fund into Lord Abbett Income Fund.